UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

DOVER INVESTMENTS CORPORATION
(Name of Subject Company (Issuer))

LAWRENCE WEISSBERG REVOCABLE LIVING TRUST
(Names of Filing Persons (Offeror))

Class A Common Stock, par value $0.01 per share Class B Common Stock, par value $0.01 per share
(Title of Class of Securities)

Class A Common Stock – 260152103 Class B Common Stock – 260152202
(CUSIP Number of Class of Securities)

Frederick M. Weissberg, Trustee c/o Dover Investments Corporation 100 Spear Street, Suite 520 San Francisco, California 94105 (415) 777-0533
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to: Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP 400 Sansome Street San Francisco, California 94111 (415) 392-1122

CALCULATION OF FILING FEE
Transaction Valuation* Not Applicable	Amount of Filing Fee Not Applicable

*Set forth the amount on which the filing fee is calculated and state how it was determined.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1 – 11.

Not applicable.

Item 12. Exhibits.

Exhibit 99.1 Letter, dated January 27, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE LAWRENCE WEISSBERG REVOCABLE LIVING TRUST, U/D/T DATED NOVEMBER 25, 1992 /s/ Frederick M. Weissberg
(Signature)

Frederick M. Weissberg, Trustee
(Name and Title)

January 27, 2004
(Date)

EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter, dated January 27, 2004, from The Lawrence Weissberg Revocable Living Trust to the Board of Directors of the Registrant.